AB&T FINANCIAL CORPORATION

292 West Main Avenue

Gastonia, North Carolina 28052

November 9, 2011

VIA EDGAR

Ms. Sharon M. Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4470

Washington, DC 20549

Re:	AB&T Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 31, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 16, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Filed August 15, 2011

File No. 053249

Dear Ms. Blume:

We have received your comment letter, dated November 1, 2011, regarding the filings listed above. Per my telephone conversation with David Irving, we plan to provide the requested response by November 25, 2011.

Please feel free to contact me at (704) 867-5828 if you have questions or concerns.

Respectfully yours,

/s/ Roger A. Mobley

Roger A. Mobley
Executive Vice President and Chief Financial Officer